TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

SEC MAIL PROCESSING RECEIVED DEC 1 0 2002 WASH. D.C. 152 SECTION

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02069062

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

3rd December 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

SUPPL

In accordance with the requirements of 12g3-2b please find enclosed:-

- Form 88(2) Return of allotment of shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dw 1/13

f:\users\companysecretarial\cherylb\securities\021203_let.doc

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

SEC MAIL PROCESSING SECTION RECEIVED DEC 10 2002 WASH, D.C. 152

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	11	2002	19	11	2002

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15544	764	1214
Nominal value of each share	5 PENCE	5 PENCE	5 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	38.17p	87p	135p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: TAYLOR NELSON SOFRES QUEST TRUSTEES LTD Address: 'THE TRUSTEE', C/O WESTGATE, LONDON UK Postcode W5 1UA	Class of shares allotted: ORDINARY	Number allotted: 15,544
Name: TAYLOR NELSON SOFRES QUEST Address: 'THE TRUSTEE', C/O WESTGATE, LONDON UK Postcode W5 1UA	Class of shares allotted: ORDINARY	Number allotted: 1,978
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [/]

Signed *Assistant Company Secretary* Date *2 Dec 02*

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc
Westgate, London
W5 1UA Tel
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	912624
Company name in full	Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 12 Month 11 Year 2002	Day 19 Month 11 Year 2002

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	433		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	171p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NICK BATTINSON Address Holly Cottage, 59 Breech Lane, Walton on the Hill, Surrey UK Postcode KT20 7SJ	ORDINARY	433
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Assistant Company Secretary Date 2 Dec 02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc	
Westgate, London	
W5 1UA	Tel 8967 4655
DX number	DX exchange